Mail Stop 4561

November 5, 2008

By U.S. Mail and Facsimile to (914) 961-2317

James J. Landy
President and Chief Executive Officer
Hudson Valley Holding Corp.
21 Scarsdale Road
Yonkers, New York 10707

Re: Hudson Valley Holding Corp.
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
File No. 0-30525

Dear Mr. Landy:

We have reviewed your filing and have the following comments. If you disagree with these comments, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7 – Management's Discussion and Analysis

Overview, page 21

1.   You disclose on page 21 that you "do not generally engage in sub-prime lending, except in occasional circumstances where additional underwriting factors are present which justify extending the loan." In order to promote increased transparency to your overall portfolio and in particular to your riskier and nonprime loans, please tell us and revise future filings to address the following:

     a. Disclose the total amount of loans to sub-prime borrowers at the end of each period presented, including both the dollar amount within each loan category and the total in each category as a percentage of your total loan portfolio.

     b. Disclose whether you originate loans similar to payment option loans or loans that allow for negative interest amortization. If so, please describe in detail this sector of your portfolio.

     c. Disclose your sub-prime lending policies and procedures, and how this may differ from your regular lending policies and procedures. Specifically, describe the significant terms and underwriting standards used for each sub-prime loan, maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios, negative amortization and changes from period to period.

     d. Please consider adding any additional disclosure information relating to sub-prime lending, and your related risk, that you believe would be beneficial to readers of your financial statements.

Loan Portfolio, page 36

2. We note that your nonperforming assets have increased significantly each of the last four years. However, you do not disclose the reason for this large increase. Please tell us and revise future filings to provide a thorough disclosure related to changes in your nonperforming assets balance, including which category of loans the increase relates to, the reason for the increase and, if applicable, steps you have taken to remediate (or collect on) these nonperforming assets. If your nonperforming loans relate to several different categories, consider providing a tabular breakdown by category in future filings.

Allowance for Loan Losses and Provision for Loan Losses, page 40

3. We note that you determine the specific allowance based on an analysis of impaired and problem loans. We also note that your non-accrual loans have increased significantly over the last three years, while your specific allowance has remained fairly flat. Please tell us and revise future filing disclosures to more clearly bridge the gap between the significant increase in your non-accrual loans and the lack of a corresponding change in your specific allowance.

4. We note that you determine the formula allowance based on historical loan loss experience by loan type. We also note there has been an increase in charge-offs related to construction real estate and commercial and industrial loans over the past few years, as well as a significant increase in nonperforming assets. Please tell us and revise future filing disclosures to more clearly bridge the gap between the increases in charge-offs and

nonperforming assets and the lack of a corresponding change in your formula allowance as well as in the amounts allocated to these categories in the table on page 45.

5.   We note your unallocated allowance is approximately 83.8%, 82.8% and 85.8% of your total allowance for loan losses at December 31, 2007, 2006 and 2005, respectively. Further we note that you have been in business since 1982, and accordingly would have a substantial operating history from which to draw in evaluating your historical loss rates. We also note that the unallocated allowance is based primarily on management's consideration of other qualitative factors, which include economic and business trends, loan concentrations and credit quality. Please tell us and revise future filings to more clearly describe how you arrived at the allowance for loan losses amounts allocated to the various loan categories versus the unallocated amount, including:

   5.1.   Specifically and separately disclose where your specific reserves for identified impaired loans are reflected in the allocation table.

   5.2.   Similarly, specifically and separately disclose where your formula-based reserve amounts are reflected in the allocation table.

   5.3.   If the formula-based amounts are reflected in the unallocated line item, revise to add a paragraph below the table to disclose that fact and to separately quantify the amount of such formula-based reserves as calculated for each loan category.

6.   Tell us and revise your future filings as necessary to address the following regarding your disclosures on pages 41-43:

   a.   You state on page 41 that the negative effects on the demand for and value of real estate, the primary collateral for the Company's loans, are considered as a component of your unallocated allowance. While recognizing that there may be general effects of the recent deterioration of real estate values that impact all categories of loans, it is unclear why you would not reflect the allowance related to certain of the effects, particularly the impact of those effects on the collateral of the specific loan categories identified on page 45 to those respective loan categories rather than the unallocated allowance. Please more clearly explain how you determined not to allocate such identifiable amounts to their respective categories.

   b.   You indicate on page 41 that the concentrations in certain loan categories and "associated increase in various risk factors are not reflected in the formula component of the allowance due to the lag caused by using three years historical losses in determining the loss factors. Therefore, the consideration of concentrations is a part of the determination of the unallocated component of the allowance." Please tell us how you determined that it was appropriate to reflect the adjustment to the credit risk related to specific loan categories, such as your example here of construction loans, in the unallocated line item rather than the construction loan line item.

c.　Similarly, you disclose that because many of your loan participations are from new relationships, "any probable losses with respect to these new loan participation relationships are not reflected in the formula component of the allowance for loan losses." Tell us the categories in which these participations were reported in the table on page 38. Further tell us how you determined that it was appropriate not to reflect the allowance related to those participations in the related category line item in the table on page 45.

Directors, Executive Officers and Corporate Governance, page 90

7.　Please revise future filings to include a clear five-year business experience description for James J. Landy and Stephen R. Brown.

Certain Relationships and Related Transactions, and Director Independence, page 90

8.　In future filings, please revise the disclosure included under the heading Transactions With Related Persons on page 32 of your proxy statement, to include the representations called for by the instructions to Item 405 of Regulation S-K. In particular, please clarify, if true, that loans are made on the same terms…as loans made available to "other persons not related to the lender" rather than to unrelated persons.

Form 10-Q for the period ended March 31, 2008

Item 1. Condensed Financial Statements

Note 8. Fair Value, page 14

9.　We note that you adopted SFAS 157 effective January 1, 2008 and measure certain of your financial assets within Level 3 of the fair value hierarchy. Please revise future filings to provide the Level 3 disclosure requirements as provided in paragraphs 32.c and 32.d of SFAS 157.

Item 2. Management's Discussion and Analysis

Allowance for Loan Losses, page 29

10.　Since the allowance for loan losses is a critical accounting policy, and for purposes of greater transparency, please revise all future interim filings to address the following:

a. Include a roll forward of your allowance for loan losses for each period presented.

      b.   Provide an allocation of your allowance on a similar basis to that to be presented in your Form 10-K.

      c.   Consider the need to include other disclosures related to the allowance and nonperforming assets as required by Industry Guide 3.

      d.   Discuss the trends experienced during the periods presented, and identify any changes to trends from the periods presented in your annual report.

When responding, please take into consideration your responses and proposed future disclosures related to our allowance and nonperforming assets comments in the Form 10-K comments section above.

11.   Please revise all future interim filings to disclose, as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance. Also disclose the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20.a of SFAS 114.

12.   Please revise to discuss the increases in charge-offs. Disclose the reasons for the increased charge-offs, any trends reflected therein and how the increases were considered in arriving at the amount of your allowance, particularly in light of the recent reductions in the allowance from December 31, 2007 to June 30, 2008.

*   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbert, Staff Accountant, at (202) 551-3572, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3421 with any other questions.

Sincerely,

Christian Windsor
Special Counsel